IVY FUNDS

6300 LAMAR AVENUE

P.O. BOX 29217

SHAWNEE MISSION, KANSAS 66201-9217

December 30, 2015

James E. O’Connor

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Ivy Funds (Registrant)
File Nos. 811-06569 and 033-45961 / CIK #0000883622

Dear Mr. O’Connor:

On behalf of the Registrant, I am responding to the comments that you gave to me on December 7, 2015, as I understand them, regarding Post-Effective Amendment No. 109, as filed on October 21, 2015 (the “Amendment”) with respect to the Ivy Targeted Return Bond Fund (the “Fund”), a series of the Registrant. Each of your comments is repeated below, with our response immediately following.

1.	Comment:

Please delete the technical term “ordinary” in the phrase “total annual ordinary fund operating expenses” in the footnotes to the fee table in the summary prospectus, and specifically state any exclusion from the expense caps.

Response:

The term “ordinary” is used to convey to the reader that the expense reimbursement agreement applies only to those operating expenses that would occur in the normal course of the Fund’s operations. Absent that qualifier, the extent of the reimbursement and what expenses it covers would be unclear, as well as inconsistent with the language contained in the Trust’s Expense Reimbursement agreement. Moreover, the Fund already includes disclosure about the specific fees that the Fund pays. In the section Investment Advisory and Other Services—Accounting Services Fee, the Fund spells out such “ordinary” expenses and contrasts them with “extraordinary” expenses:

“The Fund pays all of its other expenses. These include, for the Fund, the costs of printing and mailing materials sent to shareholders, audit and outside legal fees, taxes, brokerage commissions, interest, insurance premiums, custodian fees, fees payable by the Fund under Federal or other securities laws and to the Investment Company Institute, cost of processing and maintaining shareholder records, costs of systems or services used to price Fund securities and nonrecurring and extraordinary expenses, including litigation and indemnification relating to litigation.” (emphasis added)

The disclosure makes clear that litigation and related indemnification are extraordinary expenses, and thus should be excluded from the cap. Because the disclosure already addresses the staff’s comment, the Registrant believes no change is necessary.

2.	Comment:	Please explain to us whether the waived fees and reimbursed expenses are subject to recapture for three years after the year in which the expenses were reimbursed or absorbed.

Mr. James E. O’Connor

U.S. Securities and Exchange Commission

December 30, 2015

Response:

Pursuant to the Expense Reimbursement Agreement between Ivy Investment Management Company (“IICO”), Ivy Funds Distributor, Inc. (“IFDI”), Waddell & Reed Services Company (“WISC”), and the Trust, on behalf of the Fund, the amount of total annual ordinary operating expenses reimbursed by IICO, IFDI and/or WISC will not be subject to recapture.

3.	Comment:

The sentence in footnote 4 to the fee table in the summary prospectus states that “certain common expenses applicable to all share classes also may be waived to cap total annual ordinary fund operating expenses, which may serve to reduce the expense ratio of certain share classes below its respective expense cap.” This sentence appears to be referring to a possible voluntary waiver; therefore, please delete it from the fee table.

Response:

The sentence cited by the staff does not refer to a secondary, voluntary waiver. (Were that the case, Registrant agrees it might not be permitted in the expense table.) Rather, that sentence provides the reader with an additional explanation regarding how IICO, the Fund’s adviser, applies the contractual expense reimbursement described in the footnote’s preceding sentence.

IICO will reimburse certain expenses common to each share class evenly across all share classes, while IICO will reimburse class-specific expenses only as to that class. Therefore, depending on the various expenses each share class may incur, a circumstance could arise whereby one share class has its expenses reimbursed to a greater extent than the contractual amount provided by the Expense Reimbursement agreement. Such is the case in the fee table, where IICO’s waiver of common expenses of the Fund results in a reimbursement to Class C Shares that reduces that class’s expenses to a total lower than obligated in the Expense Reimbursement agreement. This result is not an additional waiver granted to Class C shares, but merely is a result of the waiver of common expenses within the contractual reimbursement so that each share class has its expenses reduced pursuant to the Expense Reimbursement agreement. Registrant believes that including this sentence helps explain such a result to an investor and provides additional clarity about the application of the reimbursements. Therefore, Registrant respectfully declines to make the requested change.

4.	Comment:

Disclose whether the Example takes into account the waivers of expenses. If so, confirm that only the contractual waivers are taken into account and only for a year where the waivers are in effect under the current contract.

Response:

Registrant notes that the requested disclosure already is set forth in the registration statement. The language in the Example section is as follows: “The example also assumes that your investment has a 5% return each year, that the Fund’s operating expenses remain the same and that expenses were capped for the period indicated above.” (emphasis added) Therefore, the expenses in the Example reflect the amount after accounting for the contractual expense reimbursements described in the footnotes to the fee table through the term of the Expense Reimbursement (January 31, 2017). Thereafter, such expenses reflect the “Total Annual Fund Operating Expenses” set forth in the fee table.

5.	Comment:

If the Fund will use derivatives when determining compliance with its policy to invest at least 80% of its assets in bonds, describe how it values derivatives for purposes of calculating compliance with its 80% test.

Response:

Registrant confirms that the Fund will not use the notional value of derivative instruments to satisfy the Fund’s 80% investment policy adopted pursuant to the “names rule” set forth in Rule 35d-1 under the Investment Company Act of 1940 (the “1940 Act”).

Mr. James E. O’Connor

U.S. Securities and Exchange Commission

December 30, 2015

6.	Comment:

Please explain what it means to be “mindful of downside risk and volatility”? The Fund should be “mindful” of risk and volatility because they are risks created by the Fund’s strategy. Accordingly, this statement is ambiguous and potentially misleading.

	Response:	The Registrant has deleted the statement as requested by the staff.

7.	Comment:

Please explain why, given the nature of the Fund’s strategy, the Barclays Capital U.S. 1-3 Month Treasury Bill Index is an appropriate index for the Fund. We note that this is not a broad-based index and it does not appear that it can be used as an additional index under Item 27(b)(7) of Form N-1A.

Response:

Registrant notes that a majority of funds in Morningstar’s “non-traditional bond category” (the most likely category of peers for the Fund) also use a 3-month treasury bill index. Therefore, by comparing itself against such an index, the Fund provides investors with the most direct, “apples-to-apples” comparison of its performance against its competitors on both an absolute and relative basis. Moreover, the Barclays Capital U.S. 1-3 Month Treasury Bill Index is an “appropriate broad-based securities market index” (as defined in Instruction 5 to Item 27(b) of Form N-1A), as it is widely used (as stated above, particularly in the Fund’s peer group) and is “administered by an organization that is not an affiliated person of the Fund, its investment adviser, or principal underwriter…”. Therefore, because of the Barclays Capital U.S. 1-3 Month Treasury Bill Index’s wide applicability in the Fund’s peer universe and its ability to provide investors with the most direct comparisons of the Fund’s performance against those peers, the Registrant believes that index is the most appropriate benchmark index for the Fund.

8.	Comment:

Please revise the Fund’s derivative disclosure throughout the prospectus so that it identifies specifically the derivatives in which the Fund intends to invest as part of its principal investment strategy and so that such disclosure is tailored to the use of those derivatives, the extent of their use, and their related risks.

Response:

In response to the staff’s comment, the Fund has revised the seventh paragraph in the section titled Principal Investment Strategies in the Fund’s summary prospectus to clarify the disclosure that identifies the derivatives the Fund intends to use as part of its principal investment strategy. The revised disclosure reads as follows:

“The Fund expects to utilize derivative instruments for various purposes. The Fund’s investments in, and use of, derivatives may be significant. The Fund ~~might~~ may, at any given time, use a combination of the following types of derivatives: futures on securities and other financial instruments, options on securities and futures, interest rate swaps and options on interest rate swaps, credit default swaps (single name or index; buying or selling credit protection) and options on index credit default swaps, forward currency contracts~~,~~ and options on forward contracts ~~and/or other derivative instruments. The Fund’s investments in and use of derivatives may be significant.~~”

Additionally, to enhance the disclosure about the specific risks unique to each type of derivative, the Fund has revised the section Principal Investment Risks—Derivatives Risk as follows:

“Derivatives Risk. A derivative is a financial instrument whose value or return is “derived,” in some manner, from the price of another security, index, asset, rate or event. In seeking its investment objective, the Fund may use derivatives in the form

Mr. James E. O’Connor

U.S. Securities and Exchange Commission

December 30, 2015

of futures contracts, forward contracts, options and swaps. The use of derivatives presents several risks, including the risk that these instruments may change in value in a manner that adversely affects the Fund’s NAV and the risk that fluctuations in the value of the derivatives may not correlate with the reference instrument underlying the derivative. …”

Finally, the Fund has added the following subsections within the section Principal Investment Risks to detail the risks specific to the various types of derivatives the Fund will utilize:

“Futures Contracts Risk. A futures contract is an agreement to buy or sell a security or other instrument, index, or commodity at a specific price on a specific date. Futures prices can diverge from the prices of their underlying instruments, even if the underlying instruments match the Fund’s investments well. Futures prices are affected by such factors as changes in volatility of the underlying instrument, the time remaining until expiration of the contract, and current and anticipated short-term interest rates, which may not affect security prices the same way. The Fund may purchase or sell futures contracts with a greater or lesser value than the securities it wishes to hedge or intends to purchase in order to attempt to compensate for differences in volatility between the contract and the securities, although this may not be successful in all cases. If the Fund were unable to liquidate a futures contract due to the absence of a liquid secondary market or the imposition of price limits, it could incur substantial losses. The Fund would continue to be subject to market risk with respect to the position.

Swaps Risk. A swap is an agreement involving the exchange by the Fund with another party of their respective commitments to pay or receive payments at specified dates on the basis of a specified amount. Swaps include options on commodities, caps, floors, collars and certain forward contracts. The use of swap agreements entails certain risks that may be different from, or possibly greater than, the risks associated with investing directly in the reference instrument that underlies the swap agreement. Swap agreements may have a leverage component, and adverse changes in the value or level of the reference instrument, such as an underlying asset, reference rate or index, can result in gains or losses that are substantially greater than the amount invested in the swap itself. Certain swaps have the potential for unlimited loss, regardless of the size of the initial investment.”

Options Risk. An option is the right to buy or sell a security or other instrument, index, or commodity at a specific price on or before a specific date. Options can offer large amounts of leverage, which may result in the Fund’s NAV being more sensitive to changes in the value of the related instrument. The Fund may purchase or write both options that are traded on domestic and foreign exchanges and OTC options. When the Fund purchases an OTC option, it relies on the counterparty from whom it purchased the option to make or take delivery of the underlying investment upon exercise of the option. Failure by the counterparty to do so could result in the loss of any premium paid by the Fund as well as the loss of any expected benefit of the transaction. The Fund’s ability to establish and close out positions in exchange-listed options depends on the existence of a liquid market, and there can be no assurance that such a market will exist at any particular time. If the Fund were unable to effect a closing transaction for an option it had purchased, it would have to exercise the option to realize any profit. The inability to enter into a closing purchase transaction or an economically offsetting purchase transaction from another counterparty for a covered call option written by the Fund could cause material losses to the Fund because the Fund would, if unable to substitute other collateral, be unable to sell the investment used as cover for the written option until the option expires or is exercised.”

Mr. James E. O’Connor

U.S. Securities and Exchange Commission

December 30, 2015

9.	Comment:	Please confirm to the staff that, if the Fund writes credit default swaps, it will cover full notional value.

	Response:	The Fund intends to cover the full notional value of credit default swaps written by the Fund with liquid assets.

10.	Comment:	Please define the phrase “risk-adjusted out-performance.”

	Response:	Registrant has revised the disclosure in response to the staff’s comment. The relevant disclosure now reads as follows:

“Pictet AM uses a multi-staged, systematic investment process in selecting investments for inclusion in the Fund’s portfolio. The process combines a top-down (assessing the market environment) and bottom-up (researching individual issuers) analysis in an attempt to invest opportunistically in such instruments that Pictet AM believes can provide greater returns than the overall market, even after accounting for the risks inherent in those instruments. ~~provide risk-adjusted outperformance.~~ Pictet AM considers top-down factors such as the current interest rate environment, currency forecasts and current spreads.”

11.	Comment:	Please disclose that the strategy of the Fund involves greater risk than the Fund’s benchmark would indicate.

Response:

Registrant notes that Form N-1A requires that a fund compare its returns to those of a broad-based securities market index, and the Form encourages a fund to compare its performance to other narrowly based indexes. As the Fund has not yet commenced operations, it has no performance to compare against any index. Registrant notes, however, that Form N-1A does not require a fund to ascertain the risks of a particular index, nor compare those potential risks to the actual risks of investing in the fund. Additionally, Registrant believes that the prospectus includes extensive disclosure about the risks in investing in the Fund, as required by Form N-1A, and notes that such disclosure likely is more relevant to investors, who are not able to invest directly in an index.

12.	Comment:

Please confirm, where appropriate, that the Fund considers an illiquid asset as any asset which may not be sold or disposed of in the ordinary course of business within seven days at approximately the value at which the Fund has valued it. Please also disclose how the Board will monitor and determine the Fund’s continuing compliance with the 15% of net assets limit on illiquid securities.

Response:

Registrant hereby confirms that the Fund considers an asset illiquid if it may not be sold or disposed of in the ordinary course of business within seven days at approximately the value at which it has been valued. Registrant notes that the Fund already includes that definition on page 9 of its Statement of Additional Information (“SAI”) under the subheading “The Fund, Its Investments, Related Risks and Restrictions—Securities - General—Illiquid Investments.” Moreover, Registrant confirms that the Board of Trustees has delegated oversight of the Fund’s compliance with this policy to IICO, who makes illiquidity determinations pursuant to guidelines that the Board has established. This information also is disclosed in the SAI under the subheading —Illiquid Investments.

Mr. James E. O’Connor

U.S. Securities and Exchange Commission

December 30, 2015

13.	Comment:	Disclosure in the prospectus indicates that high turnover is a risk of the Fund’s strategy. Please disclose in the section Principal Investment Risks the risks of high portfolio turnover.

Response:

Registrant notes that the prospectus states that “in pursuing its investment objective, the Fund may engage in active and frequent trading” (emphasis added). However, Registrant believes that frequent trading will not be a common, ongoing investment strategy of the Fund and that strategy does not have “anticipated importance in achieving the Fund’s investment objectives.” (See Instruction 2 to Item 9(b)(1) of Form N-1A) As a result, Registrant believes that turnover risk is not a principal risk of investing in the Fund, and therefore has included disclosure of that risk in the section Non-Principal Risks. Therefore, the Registrant believes no change is necessary.

Supplementally, Registrant also notes that, in disclosing the portfolio turnover risk, the Fund complies with Instruction 7 to Item 9(b)(1) of Form N-1A by explaining the tax consequences to shareholders of increased portfolio turnover, and how the tax consequences or trading costs of the Fund’s portfolio turnover may affect the Fund’s performance.

14.	Comment:

If updated performance will be available, please add the additional disclosure that is required by Item 4(b)(2)(i) of Form N-1A, which explains that updated performance information is available and provides a website address and/or toll-free (or collect) telephone number where the updated information may be obtained.

	Response:	The Fund has revised the disclosure as requested.

15.	Comment:

Because the Fund refers to tax-deferred arrangements in the language required by Item 7 of Form N-1A under the heading Tax Information, please add disclosure to avoid the possibility that investors may believe that they will not be taxed upon withdrawal from a tax-deferred arrangement.

Response:

Registrant notes that Item 7 of Form N-1A does not require disclosure addressing tax-deferred investment arrangements. Item 7 only requires registrants to “state, as applicable, that the Fund intends to make distributions that may be taxed as ordinary income or capital gains or that the Fund intends to distribute tax-exempt income.” Registrant refers to the current disclosure under the heading Tax Information, which reads as follows: “The Fund’s distributions generally are taxable to you as ordinary income, long-term capital gain, or a combination of the two, unless you are investing through a tax-deferred arrangement, such as a 401(k) plan or an individual retirement account (IRA).” (emphasis added)

The Fund has complied with the requirements of Item 7, having stated that it intends to make distributions that may be taxable. Second, the term “tax-deferred” used in the Fund’s disclosure – as opposed to another term, such as “tax-exempt” – is unambiguous and clearly indicates that any investment through such an arrangement will be taxed, and that the imposition of such tax is deferred until withdrawal. Therefore, the Registrant believes no change is necessary.

Supplementally, Registrant notes that page 29 of the Fund’s prospectus under the section Your Account—Ways to Set Up Your Account discusses various types of retirement and other tax-advantaged saving plans, wherein it states that such plans “allow individuals to shelter investment income and capital gains from current income taxes.” Registrant believes that this additional disclosure further clarifies the distinction between tax-deferred arrangements and tax-exempt investments. In addition, the rules surrounding

Mr. James E. O’Connor

U.S. Securities and Exchange Commission

December 30, 2015

tax-deferred arrangements are complex, and Registrant prefers to direct clients to their individual tax advisors for additional tax-related information. Registrant notes that it includes the following language near the back of the statutory prospectus under the Distributions and Taxes section: “The foregoing is only a summary of some of the important income tax considerations generally affecting the Fund and its shareholders; you will find more information in the SAI. There may be other Federal, state or local tax considerations applicable to a particular investor. You are urged to consult your own tax advisor.”

16.	Comment:

The concept of a “negative duration” strategy - which typically combines long and short (derivative-based) positions - is not adequately explained. Please explain this more adequately, including the risks of this strategy.

	Response:	In response to the staff’s request, the Fund has revised the discussion on duration within the section Principal Investment Strategies as follows:

“It is anticipated that the average portfolio duration of the Fund’s portfolio may vary from negative eight (-8) years to positive eight (8) years. Duration is a measure ~~of the expected life of a fixed-income security~~, expressed as a number of years, of a ~~that is used to determine the~~ security’s price sensitivity to changes in interest rates. ~~The value of an instrument with a longer duration generally will be more sensitive to changes in interest rates than a similar instrument with a shorter duration.~~ Generally, when interest rates rise, the price of an ~~investment~~ instrument with positive duration would be expected to decrease. For example, if a bond has a duration of six years, its price will rise about 6% if its yield drops by 1%, and its price will fall by about 6% if its yield rises by that amount. The value of an instrument with a longer duration generally is more sensitive to changes in interest rates than a similar instrument with a shorter duration. However, the Fund~~’s~~ may use ~~of~~ derivative instruments to seek to manage interest rate risk (for example, by taking short positions in futures contracts on U.S. Treasury securities). Such derivative positions generally would be expected to increase in value when interest rates rise, thereby offsetting losses from the Fund’s long positions in bonds. If the Fund’s short positions have a duration that exceeds those of its long positions, the Fund portfolio would have a ~~may create~~ “negative duration” — a situation in which the price of an instrument moves in the same direction as interest rates. There is no limit on the weighted average maturity of the Fund’s portfolio.”

Additionally, to provide investors with additional information about the risks associated with negative duration, the Fund has revised its disclosure under the heading Principal Investment Risks—Duration Risk as follows:

“Duration Risk. Duration risk is the risk that longer-duration debt securities are more likely to decline in price than shorter-duration debt securities in a rising interest rate environment. Duration is a measure of the price sensitivity of a debt security or portfolio to interest rate changes. If the duration of the Fund’s holdings is negative, the Fund will be highly sensitive to interest rate changes. Such a situation likely could result in negative Fund performance if interest rates fall, including potentially significant negative Fund performance in a falling interest rate environment. In addition, when interest rates fall, the Fund generally would be expected to underperform a portfolio with positive duration.”

17.	Comment:	The risk of frequent trading needs to be included in the summary prospectus risk disclosure.

Mr. James E. O’Connor

U.S. Securities and Exchange Commission

December 30, 2015

	Response:	Registrant respectfully declines to make the requested change. Please see Registrant’s response to comment no. 13.

18.	Comment:

Please confirm that either no acquired fund fees and expenses (“AFFEs”) are required to be included in the fee table (or that any AFFE amounts to less than one basis point). Otherwise, please add an additional caption to the fee table to reflect any AFFEs that the Fund expects to incur in the next year.

Response:

Registrant hereby confirms that the Fund does not anticipate incurring any AFFEs in its current fiscal year, and that there is no need for an Acquired Fund Fees and Expenses line in the Fees and Expenses Table at this time.

19.	Comment:

Please confirm that the Fund’s aggregate holdings of illiquid assets will not exceed 15% of its net assets. The staff notes that the 1940 Act does not define an illiquid asset, but the staff has determined that an illiquid asset is any asset that may not be sold or disposed of in the ordinary course of business within seven days at approximately the value at which a fund has valued it.

Response:

Registrant hereby confirms that the Fund’s aggregate holdings of illiquid assets will not exceed 15% of its net assets. Registrant notes that the Fund has adopted a non-fundamental investment restriction to that effect, as set forth on page 37 of the SAI under the section Investment Restrictions—Non-Fundamental Investment Restrictions. Moreover, Registrant notes that the Fund’s SAI defines the term “illiquid investment” in conformity with the staff’s determination. Please also see the response to the staff’s comment no. 12.

20.	Comment:	The registration statement states that the Fund may invest in reverse repurchase agreements. Disclose the risks of such investments if they are a principal risk of the Fund’s strategy.

Response:

The Fund’s prospectus states that the “Fund also may invest in repurchase agreements and reverse repurchase agreements.” However, the Fund currently does not anticipate using reverse repurchase agreements to a significant extent, and therefore does not consider the risks from such investments to be principal risks of investing in the Fund.

However, Registrant notes that the section titled The Fund, Its Investments, Related Risks and Restrictions—Specific Securities and Investment Practices—Repurchase Agreements on page 33 of the Fund’s SAI contains disclosure about the risks of repurchase agreements. In response to the staff’s comment, the Fund has added disclosure to that section discussing the risks of reverse repurchase agreements. That section now reads as follows:

“The Fund may purchase securities subject to repurchase agreements, subject to its restriction on investment in illiquid investments. … A repurchase agreement is an instrument under which the Fund purchases a security and the seller (normally a commercial bank or broker-dealer) agrees, at the time of purchase, that it will repurchase the security at a specified time and price. A reverse repurchase agreement is the opposite: the Fund will sell the security with an obligation to repurchase it at an agreed-upon time and price. The amount by which the resale price is greater than the purchase price reflects an agreed-upon market interest rate effective for the period of the agreement. The return on the securities subject to the repurchase agreement may be more or less than the return on the repurchase agreement.

Mr. James E. O’Connor

U.S. Securities and Exchange Commission

December 30, 2015

The majority of repurchase agreements in which the Fund will engage are overnight transactions, and the delivery pursuant to the resale typically will occur within one to five days of the purchase. The primary risk from repurchase agreements is that the Fund may suffer a loss if the seller fails to pay the agreed-upon amount on the delivery date and that amount is greater than the resale price of the underlying securities and other collateral held by the Fund. In the event of bankruptcy or other default by the seller, there may be possible delays and expenses in liquidating the underlying securities or other collateral, decline in their value or loss of interest. Additionally, reverse repurchase agreements involve borrowing to take advantage of investment opportunities; such leverage could magnify losses. If the Fund borrows money to purchase securities and those securities decline in value, then the value of the Fund’s shares will decline faster than if the Fund were not leveraged. …”

21.	Comment:

Given the credentials of the portfolio managers of the Fund’s investment sub-adviser (“Pictet”), it appears that their expertise may be in foreign investments. Disclose the extent that Pictet currently intends to invest the Fund’s assets in foreign securities.

	Response:	Pictet may, but is not required to, invest in foreign securities. It may invest a significant portion of the Fund’s assets in foreign securities, to the extent set forth in the registration statement.

22.	Comment:

Please make clear that a person who is designated in the prospectus as authorized to consummate transactions is required to do so at a price based on NAV next computed after receipt of the order, pursuant to Rule 22c-1 under the 1940 Act. Moreover, an authorized representative designated in the prospectus cannot set an earlier cut-off time.

Response:

The Registrant notes that the prospectus states that, in all cases, investors will purchase shares at a price based on NAV next computed (the “offering price”) after receipt of the order. In no case can an agent set an earlier cut-off time. The prospectus includes additional disclosure for investors using an intermediary firm that does not use the National Securities Clearing Corporation, designed to alert such investors that there is no guarantee that their intermediary will be able to submit the investor’s order by 4:00 p.m. on any business day. As such, in order to receive the offering price of the NAV struck on any day at 4:00 p.m., such an investor may need to submit a purchase order earlier so the intermediary can make the 4:00 p.m. deadline. However, such disclosure does not serve to imply that the agent may set an earlier cut-off time.

23.	Comment:

The staff notes the following statement in the prospectus: “The transfer agent for the Fund reserves the right to reject any purchase orders, including purchases by exchange, and it and the Fund reserve the right to discontinue offering Fund shares for purchase.” Please clarify the statement to reflect the fact that, although the Fund always has the right to determine whether to accept or reject a purchase order, once accepted, the purchase must be effected at the NAV next determined after the request was received by the Fund, per Rule 22c-1 under the 1940 Act.

	Response:	In response to the staff’s request, the Fund has revised the statement in question as follows:

“The transfer agent for the Fund reserves the right to reject any purchase orders, including purchases by exchange, prior to acceptance of such purchase order, and it and the Fund reserve the right to discontinue offering Fund shares for purchase.”

24.	Comment:	Will the Fund charge the small account fee for Class A and Class C shareholder accounts if the account falls below the required minimum value solely due to market declines?

Mr. James E. O’Connor

U.S. Securities and Exchange Commission

December 30, 2015

Response:

Yes. Registrant refers to the prospectus disclosure stating that “for purposes of the fee assessment, your Fund account balance will be based upon the current value of your existing holdings.” (emphasis added)

25.	Comment:	Does Pictet intend to focus on foreign securities in its investments for the Fund?

Response:

Pictet may, but is not required to, focus on foreign securities. It may invest a significant portion of the Fund’s assets in foreign securities, to the extent set forth in the registration statement. Please also refer to the response to the staff’s comment no. 21.

26.	Comment:

Please disclose how the Fund will cover its forward currency contracts. With respect to forward foreign currency exchange contracts and futures contracts that are not contractually permitted or required to “cash-settle,” the Fund must cover its open positions by setting aside liquid assets equal to a contract’s full notional value, except that deliverable foreign currency exchange contracts for currencies that are liquid may be treated as the equivalent of “cash-settled” contracts. As such, the Fund may set aside liquid assets in an amount equal to the Fund’s daily marked-to-market (net) obligation rather than the full notional amount.

Response:

Registrant notes that the Fund already discloses how it will cover forward currency contracts on pages 28-30 of its SAI in the section The Fund, Its Investments, Related Risks and Restrictions—Options, Futures and Other Derivative Strategies—Forward Currency Contracts. Therein, the Fund states that forward currency contracts typically are physically settled through an exchange of securities, but also states that the Fund may engage in non-deliverable forwards, which are cash settled.

Moreover, under the section The Fund, Its Investments, Related Risks and Restrictions—Options, Futures and Other Derivative Strategies—Cover, the Fund discloses that it “will comply with SEC guidelines regarding cover for [derivative] instruments and will, if the guidelines so require, segregate cash or liquid assets in an account with its custodian in the prescribed amount as determined daily. The Fund will not enter into any such transactions unless it holds either (1) an offsetting (covered) position in securities, currencies or other options, futures contracts, forward contracts or swaps, or (2) cash and liquid assets with a value, marked-to-market daily, sufficient to cover its potential obligations to the extent not covered as provided in (1) above.” Because the disclosure already addresses the staff’s comment, the Registrant believes no change is necessary.

27.	Comment:

Disclose the limit on securities lending to 1/3 of a Fund’s assets. It should be mentioned that the collateral that the Fund receives may be included in calculating the Fund’s total assets in determining whether the Fund has loaned more than 1/3 of its assets.

Response:

Registrant notes that the Fund already discloses its limit on securities lending on page 12 of its SAI in the section The Fund, Its Investments, Related Risks and Restrictions—Specific Securities and Investment Practices—Lending Securities. The first paragraph of that section reads as follows: “For the purpose of realizing additional income or offsetting expenses, the Fund may (but currently does not intend to) make secured loans of portfolio securities up to the maximum amount of its total assets allowed under the 1940 Act (currently, one-third of total assets which, for purposes of this limitation, include the value of collateral received in return for securities loaned).” (emphasis added) Because the disclosure already addresses the staff’s comment, the Registrant believes no change is necessary.

Mr. James E. O’Connor

U.S. Securities and Exchange Commission

December 30, 2015

28.	Comment:

Please make clear in the section The Fund, Its Investments, Related Risks and Restrictions—Specific Securities and Investment Practices—Loans and Other Direct Debt Instruments that although the purchaser of an assignment typically succeeds to all the rights and obligations of the assigning institution and becomes a lender under the credit agreement with respect to the debt obligation, the purchaser’s rights can be more restricted than those of the assigning institution, and the Fund may not be able to unilaterally enforce all rights and remedies under the loan and with regard to any associated collateral. In general, a participation is a contractual relationship only with the institution participating out the interest, not with the borrower. In purchasing participations, the Fund generally will have no right to enforce compliance by the borrower with the terms of the loan agreement against the borrower and the Fund may not directly benefit from the collateral supporting the debt obligation in which it has purchased the participation. As a result, the Fund will be exposed to the credit risk of both the borrower and the institution selling the participation. Further, in purchasing participations in lending syndicates, the Fund will not be able to conduct the due diligence on the borrower or the quality of the senior loan with respect to which it is buying a participation that the Fund would otherwise conduct if it were investing directly in the senior loan, which may result in the Fund being exposed to greater credit or fraud risk with respect to the borrower or the senior loan.

	Response:	Registrant notes that the Fund already includes in that section the disclosure requested by the staff. In particular, that section includes the following language (emphasis added):

“Subject to its respective investment policies and restrictions, the Fund may purchase loan participations and/or loan assignments (sometimes called bank loans). … Purchasers of participation interests do not have any direct contractual relationship with the borrower. Most floating rate loans are acquired directly from the agent bank or from another holder of the loan by assignment. In an assignment, the Fund purchases an assignment of a portion of a lender’s interest in a loan. In this case, the Fund may be required generally to rely upon the assigning bank to demand payment and enforce its rights against the borrower, but would otherwise be entitled to all of such bank’s rights in the loan.

Purchasers of participation interests may be subject to delays, expenses, and risks that are greater than those that would be involved if the purchaser could enforce its rights directly against the borrower. In addition, under the terms of a participation interest, the purchaser may be regarded as a creditor of the intermediate participant (rather than of the borrower), so that the purchaser also may be subject to the risk that the intermediate participant could become insolvent. The agreement between the purchaser and lender who sold the participation interest also may limit the rights of the purchaser to vote on changes that may be made to the loan agreement, such as waiving a breach of a covenant.

… Banks and other lending institutions generally perform a credit analysis of the borrower before originating a loan or purchasing an assignment in a loan. In selecting the loans in which the Fund will invest, however, Pictet will not rely on that credit analysis of the agent bank but will perform its own investment analysis of the borrowers. …

Floating rate loans and other debt securities that are fully secured provide more protections than unsecured securities in the event of failure to make scheduled interest or principal payments. … Borrowers that are in bankruptcy or restructuring may never pay off their indebtedness, or may pay only a small fraction of the amount owed. …”

Because the disclosure already addresses the staff’s comment, the Registrant believes no change is necessary.

Mr. James E. O’Connor

U.S. Securities and Exchange Commission

December 30, 2015

29.	Comment:

Please clarify whether the Fund is relying on the exclusion from CFTC Regulation 4.5. Because the Fund may invest in futures contracts as part of its principal investment strategies, the limits on this strategy imposed by the Fund’s claim of an exclusion from the definition of the term “commodity pool operator” under the CEA, pursuant to Regulation 4.5 under the CEA, should be explained. Please also disclose the specific risks of the Fund’s exceeding the thresholds permitted by Regulation 4.5.

Response:

Registrant notes that the Fund already contains the requested disclosure on page 22 of its SAI regarding the Fund’s reliance on the exclusion from CFTC Regulation 4.5 under the section The Fund, Its Investments, Related Risks and Restrictions—Options, Futures and Other Derivative Strategies—General. In that section, the Fund affirmatively states that “Pictet AM, in its management of the Fund, intends to comply with at least one of the two alternative limitations [of Regulation 4.5] … Accordingly, Pictet AM has claimed an exclusion from the definition of the term ‘commodity pool operator’ with respect to the Fund under the Commodity Exchange Act (CEA) and the regulations thereunder.” Registrant also notes that the same section provides an extensive discussion of the limitations imposed on the Fund in order to meet the CFTC’s bona fide hedging test and marketing test.

However, pursuant to the staff’s request, the Fund will include additional disclosure about the specific risks of the Fund’s exceeding the thresholders permitted by Regulation 4.5. The SAI will be revised to include a new eleventh paragraph under that subheading, which reads as follows:

“Should the Fund be unable to meet the alternative limitations set forth above or comply with the marketing test, the Fund no longer will qualify for the exclusion under Regulation 4.5, and IICO and Pictet AM will need to register as a commodity pool operator under the CEA and become a member of the National Futures Association (“NFA”) and be subject to the NFA’s rules and bylaws. In such circumstance, the disclosure and operations of the Fund would need to comply with all applicable regulations governing commodity pools and CPOs. Compliance with these additional registration and regulatory requirements would increase the Fund’s operating expenses, which, in turn, could result in additional expenses to the Fund.”

30.	Comment:	Explain to the staff when the Fund will cover Financial Instruments by segregating the full notional value.

Response:

Registrant notes that whether or not the Fund will segregate the full notional value to cover its investments in certain derivatives depends upon the type of derivative at issue. Registrant also notes that the Fund discloses this fact in its summary prospectus under Derivative Risk. That section states that when the Fund uses derivatives, “it will likely be required to segregate cash or other liquid assets in a manner that satisfies contractual undertakings and regulatory requirements with respect to the derivatives. … The amount of assets required to be segregated will depend on the type of derivative the Fund uses. If the Fund is required to segregate assets equal to only its obligation under a derivative, the Fund may use derivatives to a greater extent than if the Fund were required to segregate assets equal to the full notional value of such derivative, which may create leverage.”

31.	Comment:

Please explain the statement: “The Fund also will establish and maintain such account [with the Fund’s custodian] with respect to its total obligations under any swaps that are not entered into on a net basis and with respect to any caps or floors that are written by the Fund.” Does it mean that the Fund will maintain full notional coverage?

Mr. James E. O’Connor

U.S. Securities and Exchange Commission

December 30, 2015

Response:

Yes. As discussed in the response to the staff’s comment no. 30, the Fund will segregate assets in an amount required based on the specific derivative instrument. With respect to swaps, the amount of assets required to be segregated will depend on the type of swap. For example, regarding interest rate swaps, the Fund will cover its daily net mark to market liability (if any). For credit default swaps (cash or physically settled) where the Fund is a protection seller, the Fund will cover the total notional amount of the derivative.

32.	Comment:	Will the Fund engage in other short sales? If so, please confirm to us that the interest expense associated with short sales will be included in Other Expenses in the Fee Table.

Response:

Although the Fund may engage in short sales “against the box” in the manner described on page 34 of the SAI in the section The Fund, Its Investments, Related Risks and Restrictions—Specific Securities and Investment Practices—Short Sales Against the Box, the Fund also has stated in the SAI that it does not have any present intention to sell securities short. Therefore, Registrant confirms that the “Other Expenses” estimated for the current fiscal year included in the Fee Table of the prospectus does not include interest expenses associated with short sales. Nevertheless, Registrant confirms that, to the extent the Fund does engage in short selling in the future, it will update the Fee Table accordingly to account for any interest expense incurred from such transactions.

33.	Comment:

Please add disclosure in the SAI indicating that the Fund will consider the concentration of underlying funds when determining compliance with its concentration policy. Although the Fund may invest in underlying funds which concentrate in an industry or group of industries, IICO and the Fund may not ignore the concentration of those funds when determining whether the Fund itself complies with its own concentration policy.

Response:

The Fund notes that (1) the Fund has adopted a non-fundamental policy to limit its purchases of other investment companies to the extent permitted by the 1940 Act, which will reduce the likelihood of it being concentrated (as defined by the 1940 Act) because of its investments in underlying funds, and (2) IICO, as part of its ongoing oversight of the Fund, will monitor the Fund to ensure that it is not concentrated in any industry or group of industries by virtue of investing in underlying funds that themselves may be concentrated. Finally, as the Fund considers its investment policy to be responsive to the requirements of Form N-1A and Section 8(b)(1) of the 1940 Act (which requires that an investment company recite in its registration statement whether it reserves the freedom to concentrate investments in a particular “industry or group of industries”), the Fund notes its interest in keeping its fundamental policies consistent with those of other series within the Trust, which include similar fundamental policies relating to concentration. Therefore, the Fund declines to make the requested change.

In connection with the above comments and our responses, the Registrant acknowledges that:

•	the Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

•	the Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. James E. O’Connor

U.S. Securities and Exchange Commission

December 30, 2015

We believe that this information responds to all of your comments. If you should require additional information, please call me at 913-236-2227.

Very Truly Yours,

/s/ Philip A. Shipp
Philip A. Shipp
Assistant Secretary

cc:	Alan Goldberg, Esq.